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July 26, 2019

VIA EDGAR AND OVERNIGHT DELIVERY

Heather Percival
Russell Mancuso
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	InMode Ltd.
Registration Statement on Form F-1
Filed July 11, 2019
File No. 333-232615

Dear Ms. Percival and Mr. Mancuso:

This letter is being furnished on behalf of InMode Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated July 24, 2019, to Moshe Mizrahy, Chief Executive Officer of the Company.

The text of the Staff’s comments has been included in this letter below in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) with the Commission. The Registration Statement has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. We have enclosed a courtesy package, which includes four copies of the Registration Statement, two of which have been marked to show changes from the Company’s prior filing.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission July 26, 2019 Page 2

Quorum, page 105

1.	Please reconcile your disclosure here regarding a quorum at an adjourned meeting with section 22.3 in exhibit 3.2.

The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 106 and 128 to reconcile the disclosure regarding a quorum at an adjourned meeting with section 22.3 of exhibit 3.2.

Signatures, page II-6

2.	Your Signatures pages appear to indicate that, on July 11, 2019, the registrant signed in Israel as registrant and in California as Authorized Representative in the United States. Please tell us how such signatures are consistent with the requirement that the registration statement be signed by your authorized representative in the United States.

The Company acknowledges the Staff’s comment and has revised the “Authorized Representative in the United States” signature page to indicate that Yair Malca, as the Chief Financial Officer of Invasix Inc., is the Company’s duly authorized representative in the United States.

Exhibits

3.	Please tell us whether the attachments missing from exhibits 10.9 or 10.10 provide information regarding the scope of the products addressed by the agreements.

The Company acknowledges the Staff’s comment and has refiled exhibits 10.9 and 10.10 with referenced attachments.

U.S. Securities and Exchange Commission July 26, 2019 Page 3

* * *

If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

Anna T. Pinedo

Mayer Brown LLP

cc:	Brian D. Hirshberg
Mayer Brown LLP

Moshe Mizrahy
Yair Malca
InMode Ltd.

Nathan Ajiashvili
Latham & Watkins LLP